Mail Stop 6010

November 22, 2006

By U.S. Mail and Facsimile to (408) 744-2169

Mr. Stephen Loh
Interim Chief Financial Officer
PLX Technology, Inc.
870 Maude Avenue
Sunnyvale, CA 94085

> RE: **PLX Technology, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Form 10-Q for the quarter ended September 30, 2006**
>   **Form 8-K filed October 18, 2006**
>   **File No. 0-25699**

Dear Mr. Loh:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 9A: Controls and Procedures

1. We note your management concluded that your "disclosure controls and procedures were effective to ensure that the information required to be disclosed …was recorded, processed, summarized and reported within the time periods specified in the SEC's rules…." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please note this comment also applies to your Form 10-Q as of September 30, 2006.

Note 3 – Business Combination

2. Please revise future filings to provide all of the disclosures required by paragraphs 51 and 52 of SFAS 141. Additionally please revise future filings to better describe the nature of your contingent payments under these purchase agreements and disclose why it was appropriate to account for these payments as an addition to your purchase price.

Form 10-Q for the quarter ended September 30, 2006

Financial Statements

Revenue Recognition

3. We see that you have changed your revenue recognition policy as it relates to distributors from a sell-through basis to a sell-in basis. Please address the following:

- Tell us and revise future filings to disclose the nature and terms of any pricing concessions that you offer to your customers and how you evaluate each of these items in your revenue recognition. Discuss how you determine the amount to accrue for each pricing concession.
- We note from your disclosure in the Critical Accounting Policies section of your Form 10-K as of December 31, 2005 that you offer certain distributors price protection. Discuss how you determined that sales that contain the price protection feature meet the "fixed and determinable" criteria of SAB 104.
- Please include a valuation analysis of your reserve for return rights in your next Form 10-K. Refer to Article 12-09 of Regulation S-X.

Exhibit 31.1 and 31.2

4. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 8-K filed October 18, 2006

5. We note that you present your non-GAAP measures and reconciliation in the form of a pro forma statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including pro forma research and development expenses, pro forma selling general and administrative expenses, pro forma total operating expenses, pro forma income (loss) from operations, pro forma income (loss) before provision for income taxes, and pro forma basic and diluted earnings per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the pro forma statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

- • Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

6. In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief